novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA





07022688

12/04/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 13 of April 2007.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Change in revenue reporting

April 3, 2007

As announced in connection with the publication of the 2006 full-year results, Novozymes will change its revenue reporting in 2007. With the increasing activities within solutions for the biopharmaceutical industry, it has been decided to report these activities as a separate business area, creating more revenue transparency.

The new business area is named Biopharmaceutical Ingredients, and will comprise the activities related to Novozymes Delta, Novozymes GroPep, Novozymes Biopharma and also the research project within recombinant human serum albumin (rHSA).

Historically these revenue streams have been reported as other technical enzymes. Table 1 below discloses a breakdown of 2005 and 2006 quarterly sales of other technical enzymes in the old reporting and the new reporting split between technical enzymes and biopharmaceutical ingredients.

Table 1.

DKKm	1Q05	2Q05	3Q05	4Q05	2005	1Q06	2Q06	3Q06	4Q06	2006
Old reporting										
Total technical enzymes	374	425	442	479	1,720	476	490	520	625	2,111
New reporting										
Technical enzymes	359	400	428	458	1,646	453	470	505	549	1,977
Biopharmaceutical ingredients	15	25	14	21	75	23	21	15	75	134

Novozymes A/S
Investor Relations
2007-19315-01

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Contacts:

Media Relations

Eva Veileborg Hald
Tel. (direct):+45 4442 3338
Mobile:+45 3079 3338

Johan Melchior
Tel. (direct: +45 4446 0690
Mobile: +45 3077 0690

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations

Lene Aabo
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (In USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2007-19315-01

Krogshøjvej 36
2880 Bagsværd
Danmark

Telefon:
8824 9999
Telefax:
4442 1002

Internet:
www.novozymes.com
CVR nummer:
10 00 71 27

END